UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5*)

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

427096508
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒         Rule 13d-1(b)

☐         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. IRS Identification No. of Above Person	JMP Asset Management LLC 94-3342119
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	1,701,017
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	1,701,017
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,701,017
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.2%
12.		Type of Reporting Person (See Instructions)	IA

Item 1(a).	Name of Issuer:

Hercules Technology Growth Capital, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

525 University Avenue, Suite 700
Palo Alto, CA 94301

Item 2(a).	Name of Person Filing:

JMP Asset Management LLC (“JMP”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Montgomery Street, Suite 1100
San Francisco, CA  94111

Item 2(c).	Citizenship:

JMP – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value.

Item 2(e).	CUSIP Number:

427096508

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

JMP is filing this Schedule 13G because it acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold common stock that equal the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities").  As investment advisor, JMP has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007 in which the Issuer stated that the number of shares of its common stock outstanding on November 7, 2007 was 32,541,080 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

JMP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold the Securities, JMP has been granted the authority to dispose of and vote such Securities.  The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	JMP ASSET MANAGEMENT LLC By: /s/ Joseph A. Jolson Joseph A. Jolson Its: Chief Executive Officer